SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRISTOL-MYERS SQUIBB COMPANY

(Name of Subject Company and Filing Person (Issuer and an Offeror))

MEAD JOHNSON NUTRITION COMPANY

(Name of Filing Person (Affiliate of the Issuer and an Offeror))

Common Stock, $0.10 Par Value

(Title of Class of Securities)

110122108

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

Senior Vice President,

General Counsel & Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Senior Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

William P’Pool, Esq. Mead Johnson Nutrition Company 2701 Patriot Blvd. Glenview, Illinois 60026 (847) 832-2420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Ronald Cami, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000	David A. Schuette, Esq. Mayer Brown LLP 71 S. Wacker Dr. Chicago, IL 60606 (312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$7,687,400,000	$428,957

(1)	This valuation assumes the exchange of up to 170,000,000 shares of class A common stock, par value $0.01 per share, of Mead Johnson Nutrition Company, a Delaware corporation, for shares of common stock, par value $0.10 per share, of Bristol-Myers Squibb Company, a Delaware Corporation. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $45.22, the average of the high and low sale prices of MJN common stock on The New York Stock Exchange on November 13, 2009 and (ii) 170,000,000, the maximum number of shares of MJN common stock to be exchanged in the exchange offer.
(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$428,957.00
Form or Registration No.:	Registration Statement on Form S-4 (No. 333-163126)
Filing Party:	Mead Johnson Nutrition Company
Date Filed:	November 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) by Bristol-Myers Squibb Company (“BMS”) on November 16, 2009, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed with the SEC on November 25, 2009 (as so amended, the “Schedule TO”). This Amendment No. 2 also adds Mead Johnson Nutrition Company (“MJN”), a subsidiary of BMS, as a filing person, offeror and affiliate of BMS (the issuer). This Schedule TO relates to the offer by BMS to exchange up to 170,000,000 shares of class A common stock, par value $0.01 per share (“MJN common stock”) of MJN, in the aggregate, for shares of BMS common stock, par value $0.10 per share (“BMS common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated December 4, 2009 (the “Prospectus”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, MJN has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-163126) (the “Registration Statement”) to register the shares of MJN common stock offered in exchange for shares of BMS common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 3.	Identity and Background of Filing Person.

Item 3 of the Schedule TO is hereby amended and supplemented by the information below.

(a) Name and Address.

The name of the issuer is Bristol-Myers Squibb Company. The principal executive offices of BMS are located at 345 Park Avenue, New York, New York 10154. BMS’ telephone number at such office is (212) 546-4000. BMS is both the filing person (issuer and offeror) and the subject company. The information set forth in the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management of BMS and MJN—BMS Common Stock Ownership by Directors and Executive Offcers” is incorporated herein by reference. The address of each director and executive officer listed in the table incorporated by reference above is c/o Bristol-Myers Squibb Company, 345 Park Avenue, New York, New York 10154, and each such person’s telephone number is (212) 546-4000.

The name of the other filing person is Mead Johnson Nutrition Company. The principal executive offices of MJN are located at 2701 Patriot Blvd., Glenview, Illinois 60026. MJN’s telephone number at such office is (847) 832-2420. MJN is a subsidiary of BMS (the subject company and issuer) and therefore an affiliate of BMS. The information set forth in the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management of BMS and MJN—MJN Common Stock Ownership by Directors and Executive Offcers” is incorporated herein by reference. The address of each director and executive officer listed in the table incorporated by reference above is c/o Mead Johnson Nutrition Company, 2701 Patriot Blvd., Glenview, Illinois 60026, and each such person’s telephone number is (847) 832-2420. The address for BMS, which controls MJN, is 345 Park Avenue, New York, New York 10154 and its telephone number is (212) 546-4000.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by the information below.

(a) Material Terms.

The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer”, “The Exchange Offer” and “Comparison of Stockholder Rights” is incorporated herein by reference.

On December 4, 2009, BMS and MJN announced the amendment and extension of the Exchange Offer in the press release attached to the Schedule TO as Exhibit (a)(4)(iii). BMS amended the Exchange Offer by:

•

Increasing the upper limit on the exchange ratio to 0.6313 shares of MJN common stock per share of BMS common stock from 0.6027 shares of MJN common stock per share of BMS common stock; however, the final exchange ratio may be less than the upper limit;

•	Extending the Exchange Offer’s expiration to 12:00 midnight, New York City time, on December 17, 2009, unless extended or terminated, from December 14, 2009; and

•	Amending the current expected three-day period over which the final exchange ratio will be determined to December 11, 14 and 15, 2009 (which previously was expected to be December 8, 9 and 10, 2009).

The final exchange ratio will be announced by press release by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date. BMS and MJN currently expect to issue that press release by December 16, 2009, unless the Exchange Offer is extended or terminated.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented by the information below.

(e) Agreements Involving the Subject Company’s Securities.

BMS: The information set forth under the headings “Compensation of Directors”, “Common Stock Ownership by Directors and Executive Officers”, “Summary Compensation Table” and “Grants of Plan-Based Awards” in BMS’ Definitive Proxy Statement relating to its Annual Meeting of Shareholders, filed on March 23, 2009, and under the headings “Security Ownership of Certain Beneficial Owners and Management of BMS and MJN—BMS Common Stock Ownership by Directors and Executive Officers” in the Prospectus is incorporated herein by reference.

MJN: The information set forth under the headings “Executive Compensation—Principal Components of the 2008 Compensation Program for MJN’s Named Executive Officers—Long-Term Incentive Awards”, “—Long-Term Performance Awards”, “—Stock Option Awards”, “—Restricted Stock Unit Awards”, “Executive Compensation—Individual Compensation Arrangements—Special Compensation Arrangements with Mr. Leemputte”, “Executive Compensation—Corporate Governance Policies Covering Executive Compensation—Share Ownership and Retention Guidelines”, “—Recoupment of Compensation”, “—Equity Grant Policy”, “Executive Compensation—Summary Compensation Table” and “Security Ownership of Certain Beneficial Owners and Management of BMS and MJN—MJN Common Stock Ownership by Directors and Executive Officers” in the Prospectus are incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

Item 8(a) of the Schedule TO is hereby amended and supplemented by the information below.

        (a) Securities Ownership. The information set forth in the sections of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management of BMS and MJN—BMS Common Stock Ownership by Directors and Executive Offcers” and “Security Ownership of Certain Beneficial Owners and Management of BMS and MJN—MJN Common Stock Ownership by Directors and Executive Offcers” are incorporated herein by reference.

Item 8(b) of the Schedule TO is hereby supplemented by the information below.

(b) Securities Transactions. Based on the information available to BMS and MJN as of December 4, 2009, the following table sets forth the transactions in BMS common stock by MJN and directors and executive officers of MJN or BMS in the past 60 days:

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Elliott Sigal	12/4/09	5,000 shares of BMS Common Stock	$25.14	Disposition by gift
Peter Leemputte	11/2/09	90.9388 shares of BMS Common Stock	$21.89	Shares received in dividend reinvestment
Dirk Hondmann	10/28/09	2,321 shares of BMS Common Stock	$22.03	Open market sale

Item 10.	Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented by the information below.

(a) Financial Information.

BMS: The information set forth in the sections of the Prospectus entitled “Summary—Selected Historical Financial Data For BMS and MJN—BMS Selected Historical Financial Data” is incorporated herein by reference. The financial information included as Exhibit 12 in BMS’ Annual Report on Form 10-K for the annual period ending December 31, 2008 and the revised consolidated financial statements included as Exhibit 99.1 in BMS’ Current Report on Form 8-K dated April 28, 2009, as well as the financial statements and other financial information included as Part I—Item 1 and Exhibit 12 in BMS’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, are incorporated herein by reference.

MJN: The information set forth in the sections of the Prospectus entitled “Summary—Selected Historical Financial Data For BMS and MJN—MJN Selected Historical Financial Data”, “Index to Financial Statements of MJN—Audited Financial Statements of Mead Johnson Nutrition, a Division of Bristol-Myers Squibb Company” and “Index to Financial Statements of MJN—Unaudited Financial Statements of Mead Johnson Nutrition Company” is incorporated herein by reference. In addition, the following table shows MJN’s ratio of earnings to fixed charges for each of the nine months ended September 30, 2009 and 2008 and for each of the years ended December 31, 2008 and 2007.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008(1)	2008	2007(1)
Ratio of earnings to fixed charges	7.1	N/M	15.3	N/M

(1)	The ratio of earnings to fixed charges in the year ended December 31, 2007 and the nine months ended September 30, 2008 are not meaningful because MJN did not have a significant amount of fixed charges in those periods.

(b) Pro Forma Information.

BMS: Pro forma financial information has not been provided because BMS has determined that such information would not be material. Based on BMS’ historical ownership of MJN, the data incorporated by reference in Item 10(a) is impacted by assets, liabilities, results of operations or cash flows attributable to MJN. Upon completion of the Exchange Offer, MJN’s results will no longer be consolidated with those of BMS for financial reporting purposes and will be shown as discontinued operations. As a result, BMS’ financial statements will no longer reflect the assets, liabilities, results of operations and cash flows attributable to MJN. For a more detailed discussion of BMS’ financial statements excluding MJN, see the BioPharmaceuticals segment information in Note 3 to the BMS Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and Note 22 to the BMS audited financial statements included in the BMS Current Report on Form 8-K filed on April 28, 2009, which are incorporated herein by reference.

MJN: None.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby supplemented by the information below.

(a)(4)(iii) Press Release by Bristol-Myers Squibb Company and Mead Johnson Nutrition Company announcing the amendment and extension of the exchange offer dated December 4, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2009

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ SANDRA LEUNG
Name:	Sandra Leung
Title:	Senior Vice President, General Counsel and Secretary

MEAD JOHNSON NUTRITION COMPANY

By:	/s/ WILLIAM P’POOL
Name:	William P’Pool
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (Book Entry) (incorporated by reference to Exhibit 99.1 to Mead Johnson Company’s Registration Statement on Form S-4 (Registration No. 333-163126), filed with the Securities and Exchange Commission (“SEC”) on November 16, 2009, as amended by Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on November 25, 2009 and Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC on December 7, 2009 (as so amended, the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal (Certificates) (incorporated by reference to Exhibit 99. 2 to the Registration Statement).

(a)(1)(iii)	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99. 3 to the Registration Statement).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to reference to Exhibit 99.6 the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(4)(i)**	Press Release by Bristol-Myers Squibb Company announcing the commencement of the exchange offer dated November 15, 2009.

(a)(4)(ii)	Prospectus, dated December 4, 2009 (incorporated by reference to the Registration Statement).

(a)(4)(iii)	Press Release by Bristol-Myers Squibb Company and Mead Johnson Nutrition Company announcing the amendment and extension of the exchange offer dated December 4, 2009.

(h)(i)*	Opinion of Cravath, Swaine & Moore LLP regarding certain tax consequences of the exchange offer.

*	To be filed by amendment
**	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed on November 16, 2009.

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